SECURITIES AND EXCHANGE COMMISSION Washington,
D.C.  20549 SCHEDULE 13D
 (Amendment No. 20)
of S.G.I. Partners, L.P.
SCHEDULE 13D(Amendment No. 10)
of S.G.I. Partners, L.P. and Peter R. Kellogg
SCHEDULE 13D (Amendment No. 6) of Peter R.
Kellogg
Under the Securities Exchange Act of 1934
National Discount Brokers Group, Inc. (Name of
Issuer)
Common Stock, Par Value $.01 per Share (Title
of Class of Securities) 635646-10-2
(CUSIP Number)
S.G.I. Partners, L.P.
120 Broadway
New York, New York 10271
Peter R. Kellogg
120 Broadway
New York, New York 10271
(Name, address and telephone number of person
authorized to receive notices and communications)
January 30, 1998
(Date of event which requires filing of this
statement) Cusip No. 824380109
1. NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSON S.G.I. Partners, L.P.
     112972100
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP(a)  ___
(b)  _X_
3. SEC USE ONLY
4. SOURCE AND AMOUNT OF FUNDS
     WC
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) N/A
6. CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
Number of Shares Beneficially Owned by Each Reporting
Person With:
       7. SOLE VOTING POWER 4,000,000
       8. SHARED VOTING POWER 0
       9. SOLE DISPOSITIVE POWER 4,000,000
       10.SHARED DISPOSITIVE POWER 0
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON 4,000,000
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11): 28.1% 14.  TYPE OF REPORTING PERSON - PN

1. NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
PERSON
     Peter R. Kellogg
     SS# ###-##-####
2. CHECK THE APPROPRIATE BOX IF A
MEMBER OF A GROUP (a)  _ _ (b)  _X_
3. SEC USE ONLY
4. SOURCE AND AMOUNT OF FUNDS: PF
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) N/A
6. CITIZENSHIP OR PLACE OF ORGANIZATION - USA
Number of Shares Beneficially Owned by Each
Reporting Person With:
7. SOLE VOTING POWER: 2,635,100
8. SHARED VOTING POWER: 21,500
9. SOLE DISPOSITIVE POWER: 2,635,100 10.SHARED
DISPOSITIVE POWER: 21,500
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON 2,656,600
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES
     CERTAIN SHARES
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11): 18.6% 14.  TYPE OF REPORTING PERSON - IN
Preliminary Note
 This statement constitutes (a) Amendment No. 20 to
                         the
Statement on Schedule 13D originally filed (the
"Original Statement") by S.G.I.  Partners, L.P., a
Delaware limited partnership ("SGI"), (b) Amendment
No. 10 to Schedule  13D  filed by  the  group
(subject to the following paragraph) comprised of S.G.I. and Peter R. Kellogg, and (c) Amendment No. 6 to Schedule 13D filed on behalf of Peter R. Kellogg.
      The filing of this Combined Statement/Amendment is not and shall not be deemed to be an admission that S.G.I. or Peter R. Kellogg, comprise a "group" within the meaning of Section 13(d) of the Securities
Exchange Act of 1934.
      This Combined Statement/Amendment is filed to reflect the closing of a Stock Purchase Agreement dated December 5, 1997 between National Discount
Brokers Group, Inc. and IAT Reinsurance Syndicate
Ltd.
Item 1. Security and Issuer
     This Combined Statement/Amendment relates to the Common Stock, par value $.01 (the "Common Stock"), of
National Discount Brokers Group, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 10
Exchange Place, Jersey City, New Jersey, 07302.
Item 2.  Identity and Background
     The persons filing this Combined
Statement/Amendment are (a) S.G.I. and (b) Peter R.
Kellogg. This statement contains information regarding shares of Common Stock owned by I.A.T.
Reinsurance Syndicate Ltd. ("IAT"), a Bermuda corporation of which Mr. Kellogg is the sole holder of voting stock, and the Peter R. and Cynthia K.
Kellogg Foundation (the "Foundation"), a charitable entity of which Peter R. Kellogg is a trustee. Mr.
Kellogg has sole dispositive and voting power with respect to the shares of Common Stock owned personally and by IAT, and has shared dispositive and voting power with respect to the shares of Common
Stock owned by the Foundation. Although shares of Common Stock owned by IAT and the Foundation may be deemed to be beneficially owned by Mr. Kellogg, the filing of this Statement should not be deemed an admission that Mr. Kellogg beneficially owns such shares or that the Foundation and IAT, or any other person or persons refereed to herein constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Act"), and the rules and regulations thereunder. (the "Rules").
S.G.I.'s business address is:
          120 Broadway
          New York, New York 10271
The Foundation's business address is c/o Spear, Leeds
          & Kellogg 120 Broadway
          New York, New York 10271
Mr. Kellogg's principal occupation is: Senior
          Managing Director Spear, Leeds & Kellogg
          120 Broadway
          New York, New York 10271
IAT's address is:
          c/o Spear, Leeds & Kellogg
          120 Broadway
          New York, New York 10271
Item 3. Source and Amount of Funds or Other
Consideration: The funds used for the transactions below came from the operating funds of IAT and the personal funds of Peter R. Kellogg.
Item 4. Purpose of Transaction
     The transaction memorialized by the Stock
Purchase Agreement dated December 5, 1997, and filed with the SEC in a Form 13D dated December 12, 1997, has now been concluded. The Common Stock has been acquired by IAT for investment purposes only.
     Neither Mr. Kellogg, IAT, or the Foundation, as stockholders, have plans or proposals which related to or which would result in any of the actions in clauses (a) through (j) of Item 4 of Schedule 13D.
      Mr. Kellogg, IAT and the Foundation, may determine to purchase additional shares of Common
Stock at any time and from time to time subject to market and general economic conditions and any purchase or purchases may be effected directly or through one or more entities controlled or deemed to be controlled by Mr. Kellogg. Mr. Kellogg may also sell or otherwise dispose of shares of Common Stock owned directly or indirectly by him at any time or from time to time, although he has no present plans or proposals to do so. Any purchases or sales by Mr.
Kellogg may be in the open market, in a privately negotiated transaction or otherwise.
Item 5.  Interest in Securities of
     (a)  As  of  February  10, 1998, S.G.I.
beneficially owned directly an aggregate of 4,000,000 shares of Common Stock, constituting 28.1% of the 14,233,973 shares outstanding. As of February
10, 1998, Peter Kellogg beneficially owned directly and indirectly through IAT and the Foundation an aggregate of 2,656,6000 shares of Common Stock, constituting 18.6% of the Common Stock outstanding.
Of those shares, 785,100 were owned by Mr. Kellogg personally, 1,850,00 shares were owned by IAT, and 21,500 shares were owned by the Foundation.
      (b) S.G.I. has sole dispositive power with respect to the 4,000,000 shares that it owns. Peter
R. Kellogg has sole dispositive power with respect to the 2,635,100 shares of Common Stock that he and IAT own, and Mr. Kellogg has shared dispositive and voting power with respect to the shares of Common
Stock owned by the Foundation.
      (c) The following table sets forth information with respect to all purchases of Common Stock by S.G.I. and Peter R. Kellogg since December 12, 1997
(the date on which Amendment No. 19 to Schedule 13D for S.G.I. Partners, L.P., Amendment No. 9 to
Schedule  13D of S.G.I. Partners, L.P. and Peter R.
Kellogg, and Amendment No. 5 of Peter R. Kellogg was filed). There were no sales by any of the reporting persons during the period covered by this Amendment.
I.A.T. Reinsurance Syndicate Ltd.
Date of Transaction: 01/30/1998
Number of Shares: 1,500,000 (Restricted Stock)
Type of Transaction: Private Placement
Price Per Share: 12.875
Peter R. Kellogg
Date of Transaction: 01/30/1998
Number of Shares: 133,700
Type of Transaction: Open Market
Price Per Share 10.25
Date of Transaction: 02/02/1998
Number of Shares: 1,100
Type of Transaction: Open Market
Price Per Shares: 10.00
Date of Transaction: 02/03/1998
Number of Shares: 300
Type of Transaction: Open Market
Price Per Shares: 10.00
Item 6.  Contract Arrangements, Understandings or
Relationships with respect to securities of the Issuer.
     The National Discount Brokers Group, Inc. and
IAT entered into  a  Stock Purchase Agreement dated
December 5, 1997. Under its terms, and subject to the satisfaction of conditions precedent including the expiration of any waiting period under the Hart
Scott Rodino Antitrust Improvement Act of 1976, as amended, IAT purchased 1,500,000 shares of the Common
Stock  of the issuer.
Item 7.  Material to be filed as Exhibit.  None.
SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set fourth in this
Statement is true, complete and correct.
Dated:  February 10, 1998

______________________________
                                        Peter R.
Kellogg
                              120 Broadway
                              New York, NY  10271



______________________________
                                        Carl H.
                              Hewitt, President SHD
                              Capital Inc. - General
                              Partner of S.G.I.
Partners, L.P.